Via Facsimile and U.S. Mail
Mail Stop 6010

February 4, 2009

Gerard G. Gorman
Senior Vice President, Finance and Business Development
and Chief Financial Officer
Immunomedics, Inc.
300 American Road
Morris Plains, NJ 07950

> **Re: Immunomedics, Inc.**
> **Form 10-K for the Year Ended June 30, 2008**
> **Form 10-Q for the Period Ended September 30, 2008**
> **File No. 000-12104**

Dear Mr. Gorman:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 1. Business

1.   Cea-Scan and LeukoScan appear to be your only commercially available products. Please include a discussion of these products in the Business section.

CD22 Program: Epratuzumab, page 2

2.   You state on page 3 that the National Cancer Institute is sponsoring three epratuzumab clinical trials. It is not clear whether the National Cancer Institute is conducting these trials on your behalf or if it has obtained any rights related to this product. Please revise to clarify whether you have any agreements with the National Cancer Institute and describe any rights that it has acquired, if any. File any agreements as exhibits or provide us with an analysis supporting your determination that you are not substantially dependent on these agreements. Additionally, discuss whether you will be able to rely on the results of the National Cancer Institute's clinical trials and the extent to which you expect to have to conduct your own clinical trials with respect to this product candidate.

Our Patents, page 10

3.   Please revise this discussion to describe your material patents or groups of related patents. The discussion should identify your product candidates/ technologies that are dependent on the patent(s), identify the jurisdiction(s), and disclose when the patent(s) expire.

Our Licenses, page 10

4.   You state that you have obtained licenses from various parties to use proprietary technologies and compounds. Please revise the discussion to describe all material licenses. The discussion should identify the licensing party, the technology or product candidate that is dependent on the license, payments made to date for the license and potential future payments including aggregate milestone payments and royalty obligations, and expiration dates or provisions.

Item 11. Executive Compensation

5.   We note the discussion under the section of your proxy statement entitled "Annual Bonuses." Please provide us with more information concerning the performance criteria and target levels for fiscal year 2008 executive compensation in connection with (a) the company performance objectives and goals and (b) the objectives and goals relating to the functional area and individual performance of each particular executive officer. Please disclose the extent to which named executive officers accomplished both corporate and individual goals and explain how you considered these accomplishments when awarding salary increases, bonuses and stock options.

6.   Please identify the specific qualitative or quantitative target that each corporate and individual goal was designed to achieve, and state whether these targets were achieved. To the extent you believe disclosure of these targets is not required because it would cause competitive harm, provide us with a comprehensive

analysis supporting your determination that disclosure of the information would be competitively harmful and the information is not material to investors. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it would be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K

Item 13 Certain Relationships and Related Transactions and Director Independence

7.   You disclose that Dr. Goldenberg licensed to you certain patent applications at the time of your formation. Additionally, we note that five of the patents have since expired. Please disclose how many patents are still valid, what products and technology are dependent on these patents and when they expire.

Notes To Consolidated Financial Statements, page 55

3. Marketable Securities, page 63

8.   You disclose that the auction rate securities are not currently "liquid". In light of your determination, please address the following:
   a. Tell us how you determined that the securities qualified as current assets per paragraph 4 and 5 of Chapter 3A of ARB 43.
   b. If you intend to use these funds within one year from the balance sheet date as you imply on page 63, please tell us how you determined that the amount you recorded for your impairment on the auction rate securities was adequately recorded given the current market environment and your intention to liquidate these securities outside of the auction rate market. Tell us the assumptions used in your analysis and explain why the assumptions are appropriate.
   c. Tell us if you have sold any auction rate securities outside the auction market and whether or not they were sold at a gain or a loss.
   d. Tell us why a discounted cash flow model is appropriate in determining the fair value of these securities given your inability to hold these securities until maturity or when the market recovers.
   e. Tell us how you determined the estimated maturity date (the date normal auctions are expected to resume its normal function) and why you believe your methodology is appropriate.
   f. If you used a seven year maturity date in your assessment of fair value at June 30, 2008 as you disclosed in your Form 10-Q for the three months ended September 30, 2008, please tell us why that does not preclude you from classifying these assets as current at June 30, 2008 and September 30, 2008.
   g. Tell us why you did not use a one year maturity date, given your intention to utilize the funds for working capital within a year.
   h. Tell us how you determined that there was an unrealized gain on your auction rate securities in the three months ended September 30, 2008. If your assumptions

changed, please disclose that fact and explain why there was a change in assumptions.

Form 10-Q for the Period Ended September 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, page 19

Revenue Recognition, page 20

9.   With respect to your agreement with Nycomed, please tell us and disclose how you determined that the expected obligation period is estimated to end on December 2009. In this respect, you state that under the agreement you will continue your ongoing Phase I/II study in Immune Thrombocytopenic Purpura ("ITP"). Disclose what the terms of your obligations are under this agreement. Clarify if your obligation extends beyond the Phase I/II study.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant (202) 551- 3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Attorney at (202) 551-3862 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant